EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-139435, 333-146141, 333-151644, 333-161832, 333-161834, 333-164261, 333-165916, 333-168330, 333-173646, 333-179776, 333-193862, 333-211658, 333-221655, 333-224287, 333-228349, 333-230443, 333-237047, and 333-254776 on Form S-8 and in Registration Statement Nos. 333-164290, 333-177118, 333-199446, 333-227291, 333-228348, and 333-259838 on Form S-3 of our reports dated March 1, 2022, relating to the consolidated financial statements of Netlist, Inc. and subsidiaries (the “Company”) as of January 1, 2022 and January 2, 2021, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended January 1, 2022, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of January 1, 2022, which reports are included in the Annual Report on Form 10-K of Netlist, Inc. for the year ended January 1, 2022.

Our report dated March 1, 2022, on the effectiveness of internal control over financial reporting as of January 1, 2022, expresses our opinion that Netlist, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of January 1, 2022 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weaknesses have been identified:

●	The Company’s sole member of the board of directors also serves in an executive management role at the Company. As a result, the Company has ineffective oversight of the financial reporting process due to the lack of an audit committee and the lack of an independent board of directors to ensure adequate monitoring and oversight of internal controls. Additionally, the Company (i) did not have an effective risk assessment process as it did not sufficiently identify and assess risks, including financial reporting risks, that may limit the achievement of Company objectives, and (ii) did not have effective monitoring as it did not implement effective monitoring controls that were responsive to changes in the business or the timely remediation of identified control deficiencies.

●	The Company has ineffective design and maintenance of controls over user access and program change management related to certain information technology (IT) systems that support the Company’s financial reporting processes. User and privileged access were not appropriately provisioned, and program changes were not adequately reviewed prior to being placed in production. As a result, process level automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected IT systems were also ineffective because they could have been adversely impacted. This material weakness was due to the Company having an insufficient number of IT personnel to identify and assess risks associated with changes in the IT environment resulting in inappropriate assignment of user and privileged access as well as insufficient documentation for control operations.

/s/ KMJ Corbin & Company LLP

Irvine, California

March 1, 2022